UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 12 November 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Media Release
Operational update
for the quarter ended 30 September 2020

SALIENT FEATURES

557,000
ounces of
attributable gold
production
US$1,070
per ounce of
all-in cost

STATEMENT BY NICK HOLLAND, CHIEF
EXECUTIVE OFFICER
Q3 2020 was a period of recovery for our operations that were most severely disrupted by COVID-19, namely South Deep and Cerro
Corona. The business in general performed well during the quarter and continues to settle into the ‘new’ normal created by COVID-19.
While the impact of COVID-19 has been largely contained at our operations, a second wave has commenced in certain parts of the world (mainly in the Northern hemisphere). However, we cannot rule out a second wave in the countries in which we operate and we must ensure that the necessary protocols are maintained across the business.
Attributable gold equivalent production for Q3 2020 was 557koz, up
7% YoY (up 1% QoQ). All-in costs (AIC) decreased by 1% YoY (flat
QoQ) to US$1,070/oz, while all-in sustaining costs (AISC) increased
2% YoY (and decreased 3% QoQ) to US$964/oz.
The Australian region produced 250koz at AIC of A$1,363/oz
(US$984/oz) and AISC of A$1,288/oz (US$931/oz). Our mines in
Ghana produced 211koz (including 45% of Asanko) at AIC of
US$1,068/oz and AISC of US$1,030/oz. Cerro Corona in Peru
produced 51koz (gold equivalent) at AIC of US$1,146 per gold equivalent ounce and AISC of US$953 per gold equivalent ounce.
South Deep had a strong recovery after a disrupted Q2 2020,
producing 65koz at an AIC of R583,344/kg (US$1,075/oz) and AISC
of R572,447/kg (US$1,055/oz). The mine is generating meaningful cashflow at current prices.
COVID-19 update
As at 9 November 2020, the number of active cases among Gold
Fields’ workforce was only 26 with none in hospital. Since the beginning of the pandemic in March, Gold Fields has conducted more than 41,000 tests among its workforce, of which 1,745 were positive.
Tested
41,273
Positive
1,745
Negative
39,435
Awaiting results*
93
Active cases*
26
Recovered
1,716
Died
3
* “Awaiting results” and “Active cases” refers to the current figures.
The high level of testing is a tribute to the work done by our operations to keep our employees safe. Remarkably, we have had no single positive case in our Australian operations. Other key activities to ensure safe operations include:
• Strict adherence to all government regulations/protocols;
• Closure of offices and imposition of travel restrictions;
• Standard operating procedures on return to work;
• Social distancing, sanitisation and mask wearing mandatory;
• Regular communication to employees about COVID-19, assisting them to work remotely and how to deal with the fall-out of the pandemic;
• Dedicated COVID-19 information portal;
• Mental health support programmes; and
• Social media awareness and return-to-work communication
campaigns for employees, communities and others.

JOHANNESBURG. 12 November 2020:
Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2020. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.
COVID-19 status report (as at 9 November 2020)
Total

Gold Fields Operational
update September quarter
2020
2

Balance sheet
Gold Fields remains in a strong financial position. During Q3 2020, there was a further decrease in the net debt balance (including leases) to
US$1,159m at 30 September 2020 from US$1,239m at 30 June 2020, after taking into account the interim dividend payment of US$85m. This implies a net debt to EBITDA of 0.68x, compared to 0.84x at end June
2020. The net debt balance (excluding leases) decreased to US$796m from US$876m at the end of June 2020.
Post quarter end, Gold Fields repaid the 2020 bond that was
outstanding from a combination of cash resources and by drawing on our US$ debt facilities.
In a report released on 2 November 2020, Standard and Poor’s Global ratings revised its outlook on Gold Fields to positive from stable, and affirmed the ‘BB+/B’ global scale ratings and ‘zaAAA/zaA-1+’ South
Africa national scale ratings.
Salares Norte
The Salares Norte project continued its positive momentum during Q3 2020.
Year-to-date, US$78m has been spent on the project, including pre-
development costs of US$11m (incurred during Q1 2020), district exploration of US$11m, camp Phase 1 construction costs of US$13m and initial capex of US$43m. At the end of September 2020, engineering progress was 85.3% compared to plan of 83.0%.
At the end of Q3 2020, construction progress stood at 8.8% vs. plan of 4.9%, contributing towards total project progress of 19.4% coming in slightly ahead of plan of 18.1%. Camp Phase I construction was completed during Q3 2020 while Phase II construction was three months ahead of schedule at the end of the quarter. The diversion channel earthworks and precast installation progressed as planned during Q3 and the bulk earthworks contractor commenced activities on 21 September. The mining contractor completed mobilisation and began pioneering works on 1 October, as planned. The pre-strip and construction of the process plant is expected to commence at the end of the year.
Although no district exploration drilling was planned for Q3 2020, 1,650 metres were drilled during September. This allowed the team to catch up on the metres that were planned but not drilled during Q2 due to
COVID-19 related restrictions. At the end of Q3 2020, total district exploration metres stood at 10,108 metres for the year compared to plan of 9,084 metres.
At the end of September 78% of the project Estimate at Completion
(EAC) budget (excluding remaining contingency) had a fixed and firm price (excluding inflation factors) through contracts and purchase orders awarded, significantly reducing the risk of price differences.
Outlook and guidance
FY 2020 production and cost guidance remains unchanged from the update in August 2020. Attributable equivalent gold production for 2020 for the Group is expected to be between 2.200Moz and 2.250Moz
(original guidance: 2.275Moz – 2.315Moz).
AISC is expected to be between US$960/oz and US$980/oz (original guidance: US$920/oz – US$940/oz) and AIC is expected to be between
US$1,070/oz and US$1,090/oz (original guidance: US$1,035/oz –
US$1,055/oz).
Potential further COVID-19 related disruptions increases the risk to
Group production and cost guidance.
We have maintained the view that the appropriate level of sustaining capital expenditure for our business is US$250-300/oz. In recent years, we have spent at the lower end of this range due to high project capital expenditure. However, our most recent business planning process shows that for next year, we will be required to spend closer to the upper end of the range. This will enable us to spend on key projects that will allow us to sustain our production base for the next 8-10 years.
Specifically in Australia, to ensure that we maintain the 1Moz production base, we will need to spend additional capital to extend the mine life at Agnew; develop a second decline at Wallaby at Granny Smith; and
continue to invest in the ever-growing Invincible complex at St Ives.

Nick Holland
Chief Executive Officer
12 November 2020

Gold Fields Operational
update September quarter
2020
3
Key statistics

United States Dollars
Quarter
Gold produced* oz (000)
557
550 523
Tonnes milled/treated 000
10,433
11,227 9,850
Revenue (excluding Asanko) US$/oz
1,921
1,709 1,469
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko) US$/tonne
41
35 44
All-in sustaining costs US$/oz
964
998 947
Total all-in cost US$/oz
1,070
1,070 1,084
Net debt (IFRS 16 impact included) US$m
1,159
1,239 1,735
Net debt (pre -IFRS 16) US$m
796
876 1,401
Net debt to EBITDA ratio US$m
0.68
0.84 1.51
* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7% of Group production.
Figures may not add as they are rounded independently.

STOCK DATA FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2020
Number of shares in issue
NYSE – (GFI)
– at end September 2020 883,333,518 Range – Quarter US$9.27 – US$14.54
– average for the quarter 883,333,518 Average volume – Quarter 8,330,299 shares/day
Free float 100 per cent
JSE LIMITED – (GFI)
ADR ratio 1:1 Range – Quarter ZAR157.00 – ZAR255.69
Bloomberg/Reuters GFISJ/GFLJ.J Average volume – Quarter 4,002,686 shares/day
Figures in millions unless otherwise stated
Sept
2020
June 2020
Sept
2019

Gold Fields Operational
update September quarter
2020
4
SALIENT FEATURES AND COST BENCHMARKS
United States Dollars

Figures are in millions
unless otherwise stated
Total
Mine
operations
including
equity
accounted
Joint Venture
Total
Mine
operations
excluding
equity
accounted
Joint Venture
South
African
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Asanko
Total Tarkwa Damang
45%
Cerro
Corona
Operating Results
Ore milled/treated
Sept 2020
10,433
9,773
563
5,295
3,468
1,167
660
1,751
(000 tonnes)
June 2020 11,227 10,490 408 5,849 3,835 1,277 737 1,690
Sept 2019 9,850 9,202 563 5,242 3,437 1,158 648 1,648
Yield (grams per tonne)
Sept 2020
1.7
1.8
3.6
1.2
1.1
1.6
1.0
0.9
June 2020 1.6 1.6 3.0 1.2 1.2 1.2 1.3 0.9
Sept 2019 1.8 1.7 3.4 1.2 1.2 1.3 1.3 1.2
Gold produced (000 managed
Sept 2020
576.3
554.2
64.9
211.2
127.3
61.9
22.0
50.5
equivalent ounces)
June 2020 569.4 538.3 39.8 226.4 144.5 50.8 31.1 46.3
Sept 2019 540.7 512.6 61.0 205.1 127.3 49.7 28.1 64.8
Gold sold (000 managed equivalent
Sept 2020
556.1
531.9
65.9
213.5
127.3
61.9
24.3
40.6
ounces)
June 2020 578.8 551.2 39.8 223.0 144.5 50.8 27.6 52.6
Sept 2019 523.2 494.9 58.4 205.4 127.3 49.7 28.4 65.6
Cost of sales before amortisation and
Sept 2020
(368.4)
(337.7)
(58.6)
(137.0)
(77.6)
(28.6)
(30.7)
(28.1)
depreciation (million)
June 2020 (399.9) (378.0) (41.4) (147.7) (79.6) (46.3) (21.9) (44.8)
Sept 2019 (374.8) (350.7) (64.2) (141.2) (82.7) (34.5) (24.0) (39.3)
Cost of sales before gold inventory
Sept 2020
41
41
102
32
21
59
42
20
change and amortisation and
depreciation (dollar per tonne)
June 2020
Sept 2019
35
46
35
44
98
120
27
28
19
25
45
34
34
32
23
25
Sustaining capital (million)
Sept 2020
(107.9)
(104.8)
(7.7)
(49.9)
(41.5)
(5.3)
(3.1)
&
(5.2)
June 2020 (108.8) (104.2) (6.5) (45.4) (38.8) (2.1) (4.6)
&
(4.4)
Sept 2019 (79.7) (74.7) (8.0) (33.9) (27.1) (1.9) (4.9) (12.6)
Non-sustaining capital (million)
Sept 2020
(28.1)
(22.7)
(1.3)
(6.8)
—
(1.4)
(5.4)
(7.4)
June 2020 (20.2) (14.5) (0.1) (7.7) — (2.1) (5.6) (3.4)
Sept 2019 (55.4) (54.3) — (18.2) — (17.1) (1.1) (3.1)
Total capital expenditure (million)
Sept 2020
(136.0)
(127.5)
(9.0)
(56.7)
(41.5)
(6.7)
(8.5)
(12.6)
June 2020 (128.9) (118.7) (6.6) (53.1) (38.8) (4.2) (10.2) (7.7)
Sept 2019 (135.1) (129.0) (8.0) (52.1) (27.1) (19.0) (6.0) (15.7)
All-in-sustaining costs (dollar per
Sept 2020
956
930
1,055
1,030
1,099
710
1,488
271
ounce)
June 2020 987 983 1,227 1,021 982 1,108 1,067 669
Sept 2019 940 925 1,258 967 969 842 1,179 604
Total all-in-cost (dollar per ounce)
Sept 2020
1,011
975
1,075
1,068
1,099
732
1,760
594
June 2020 1,025 1,011 1,231 1,060 982 1,149 1,305 783
Sept 2019 1,057 1,042 1,258 1,067 969 1,185 1,301 698
Average exchange rates were US$1 = R16.91, US$1 = R17.98 and US$1 = R14.63 for the September 2020, June 2020 and September 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.72, A$1 = US$0.65 and A$1 = US$0.69 for the September 2020, June 2020 and September 2019 quarters, respectively.
Figures may not add as they are rounded independently.
• Equity accounted Joint Venture.
& Includes Gold Fields 45% share of deferred stripping of US$1.5m and US$1.4m (100% basis US$3.4m and US$3.1m) for the September 2020 and June 2020 quarters, respectively.

Gold Fields Operational
update September quarter
2020
5
SALIENT FEATURES AND COST BENCHMARKS continued
United States Dollars
Australian Dollars

South
African
Rand

Figures are in millions
unless otherwise stated
Australia
Region
Australia
Region
South
Africa
Region
Australia
Australia
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
South
Deep
Operating Results
Ore milled/treated
Sept 2020
2,825
1,122
334
425
944
2,825
1,122
334
425
944
563
(000 tonnes)
June 2020 3,280 1,362 377 448 1,094 3,280 1,362 377 448 1,094 408
Sept 2019 2,396 1,070 307 464 555 2,396 1,070 307 464 555 563
Yield (grams per tonne)
Sept 2020
2.7
2.5
5.8
5.1
0.9
2.7
2.5
5.8
5.1
0.9
3.6
June 2020 2.4 2.2 4.8 4.7 1.0 2.4 2.2 4.8 4.7 1.0 3.0
Sept 2019 2.7 2.2 5.1 4.7 0.8 2.7 2.2 5.1 4.7 0.8 3.4
Gold produced (000 managed
Sept 2020
249.6
90.5
62.1
69.1
28.0
249.6
90.5
62.1
69.1
28.0
2,019
equivalent ounces)
June 2020 256.9 94.9 58.5 67.5 35.9 256.9 94.9 58.5 67.5 35.9 1,238
Sept 2019 209.8 75.2 50.4 69.7 14.6 209.8 75.2 50.4 69.7 14.6 1,897
Gold sold (000 managed equivalent
Sept 2020
236.2
86.9
58.4
62.5
28.4
236.2
86.9
58.4
62.5
28.4
2,049
ounces)
June 2020 263.4 103.8 57.2 67.4 35.1 263.4 103.8 57.2 67.4 35.1 1,238
Sept 2019 193.7 78.2 45.7 69.8 — 193.7 78.2 45.7 69.8 — 1,818
Cost of sales before amortisation and
Sept 2020
(144.7)
(48.2)
(40.5)
(38.7)
(17.3)
(199.6)
(65.7)
(56.3)
(53.6)
(23.9)
(990.1)
depreciation (million)
June 2020 (166.0) (63.4) (42.1) (41.7) (18.8) (255.9) (97.8) (64.8) (64.3) (29.0) (774.3)
Sept 2019 (130.1) (53.2) (36.2) (40.7) — (189.7) (77.6) (52.8) (59.2) — (936.5)
Cost of sales before gold inventory
Sept 2020
59
60
115
101
19
83
85
159
141
27
1,726
change and amortisation and
depreciation (dollar per tonne)
June 2020
Sept 2019
49
78
44
57
113
140
92
88
16
—
76
114
68
82
173
203
141
127
25
—
1,846
1,742
Sustaining capital (million)
Sept 2020
(45.1)
(11.2)
(12.0)
(13.0)
(8.9)
(62.9)
(15.0)
(16.8)
(18.4)
(12.7)
(130.6)
June 2020 (52.5) (17.0) (12.9) (15.5) (7.0) (80.6) (26.3) (19.9) (23.7) (10.8) (118.0)
Sept 2019 (25.1) (9.9) (8.9) (6.3) — (36.6) (14.5) (13.0) (9.1) — (117.1)
Non-sustaining capital (million)
Sept 2020
(12.6)
(4.7)
(2.7)
(4.9)
(0.3)
(17.7)
(6.7)
(3.8)
(6.8)
(0.3)
(22.3)
June 2020 (9.0) (2.3) (2.7) (3.5) (0.4) (13.9) (3.6) (4.2) (5.5) (0.6) (3.2)
Sept 2019 (34.1) (13.8) (6.3) (11.4) (2.5) (50.0) (20.1) (9.5) (16.7) (3.7) —
Total capital expenditure (million)
Sept 2020
(57.7)
(15.9)
(14.7)
(17.9)
(9.2)
(80.6)
(21.7)
(20.6)
(25.2)
(13.0)
(152.9)
June 2020 (61.4) (19.3) (15.6) (19.0) (7.4) (94.4) (29.8) (24.0) (29.2) (11.4) (121.2)
Sept 2019 (59.2) (23.7) (15.2) (17.7) (2.5) (86.6) (34.6) (22.5) (25.8) (3.7) (117.1)
All-in-sustaining costs (dollar per
Sept 2020
931
785
1,039
965
1,076
1,288
1,071
1,448
1,342
1,505
572,447
ounce)
June 2020 959 878 1,119 991 874 1,476 1,353 1,723 1,524 1,345 735,521
Sept 2019 878 873 1,061 763 — 1,280 1,275 1,548 1,109 — 588,855
Total all-in-cost (dollar per ounce)
Sept 2020
984
839
1,085
1,044
1,085
1,363
1,149
1,513
1,451
1,518
583,344
June 2020 993 900 1,167 1,043 886 1,529 1,388 1,796 1,606 1,363 738,079
Sept 2019 1,054 1,050 1,200 927 — 1,538 1,533 1,756 1,347 — 588,855
Average exchange rates were US$1 = R16.91, US$1 = R17.98 and US$1 = R14.63 for the September 2020, June 2020 and September 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.72, A$1 = US$0.65 and A$1 = US$0.69 for the September 2020, June 2020 and September 2019 quarters, respectively.
Figures may not add as they are rounded independently.

Gold Fields Operational
update September quarter
2020
6
Review of Operations
Quarter ended 30 September 2020 compared with
quarter ended 30 June 2020
Figures may not add as they are rounded independently.
South Africa region
South Deep
000
Ore mined tonnes
000
Waste mined tonnes
000
Total tonnes tonnes
Grade mined –
underground reef
g/t
Grade mined –
underground total
g/t
kg
Gold mined 000’oz
Destress m
2
Development m
Secondary support
m
Backfill m
3
Ore milled – underground 000
reef tonnes
Ore milled – underground
000
waste tonnes
000
Ore milled – surface tonnes
000
Total tonnes milled tonnes
Yield – underground reef g/t
Surface yield g/t
Total yield g/t
Gold produced kg
000’oz
Gold sold kg
000’oz
AISC – revised R/kg
interpretation guidance
(WGC November 2018)
US$/oz
R/kg
AIC US$/oz
Sustaining capital
Rm
expenditure US$m
Non-sustaining capital
Rm
expenditure US$m
Rm
Total capital expenditure US$m
341
215
59%
25
8
213%
366
223
64%
6.37
6.74
(5)%
5.94
6.51
(9)%
2,174
1,452
50%
69.9
46.7
50%
10,533
5,751
83%
995
638
56%
3,322
1,273
161%
113,027
50,923
122%
329
210
57%
6
8
(25)%
228
191
19%
563
408
38%
6.07
5.80
5%
0.08
0.10
(20)%
3.59
3.03
18%
2,019
1,238
63%
64.9
39.8
63%
2,049
1,238
66%
65.9
39.8
66%
572,447
735,521
(22)%
1,055
1,227
(14)%
583,344
738,079
(21)%
1,075
1,231
(13)%
130.6
118.0
11%
7.7
6.5
18%
22.3
3.2
597%
1.3
0.1
1200%
152.9
121.2
26%
9.0
6.6
36%
South Deep was significantly impacted by the COVID-19 pandemic and related lockdown restrictions during Q2 2020. The mine has slowly ramped up production as labour numbers returned to normal, while adherence to COVID-19 protocols has continued in order to manage the pandemic.
Gold production increased by 63% to 2,019kg (64,900oz) in the
September quarter from 1,238kg (39,800oz) in the June quarter due to an increase in volume mined.
Underground reef grade mined decreased by 6% to 6.37g/t in the
September quarter from 6.74g/t in the June quarter as a result of an increase in destress mining as well as mining lower grade stopes compared to Q2. The reduction in broken grade is in line with the mining sequence. Reef yield increased by 5% to 6.07g/t in the September quarter from 5.80g/t in the June quarter.
Development increased by 56% to 995m in the September quarter from
638m in the June quarter, while destress increased by 83% to 10,533m
2
in the September quarter from 5,751m
2
in the June quarter. These
increases are mainly as a result of production ramp-up post COVID-19 restrictions. Similarly, secondary support and backfill increased by
161% quarter-on-quarter and 122% quarter-on-quarter, respectively.
All-in cost decreased by 21% to R583,344/kg (US$1,075/oz) in the
September quarter from R738,079/kg (US$1,231/oz) in the June quarter mainly driven by higher gold sold, partially offset by higher cost of sales before amortisation and depreciation and higher capital expenditure.
West Africa region
Ghana
Tarkwa
000
Ore mined tonnes
2,613
3,024         (14)%
000
Waste (Capital) tonnes
12,804
13,495          (5)%
000
Waste (Operational) tonnes
6,281
7,382        (15)%
000
Total waste mined tonnes
19,085
20,877          (9)%
000
Total tonnes mined tonnes
21,698
23,901          (9)%
Strip ratio waste/ore
7.3
6.9           6%
Grade mined g/t
1.40
1.37           2%
Gold mined 000’oz
117.7
133.2          (12)%
000
Tonnes milled tonnes
3,468
3,835          (10)%
Yield g/t
1.14
1.17          (3)%
Gold produced 000’oz
127.3
144.5          (12)%
Gold sold 000’oz
127.3
144.5         (12)%
AISC – revised
interpretation guidance
(WGC November 2018) US$/oz
1,099
982          12%
AIC US$/oz
1,099
982          12%
Sustaining capital
expenditure US$m
41.5
38.8          7%
Non-sustaining
expenditure US$m
—
—         —%
Total capital expenditure US$m
41.5
38.8          7%
Gold production decreased by 12% to 127,300oz in the September quarter from 144,500oz in the June quarter mainly due to lower tonnes milled as a result of lower production days. Yield decreased by 3% to
1.14g/t in the September quarter from 1.17g/t in the June quarter. The difference between the mined grade of 1.40g/t and the yield of 1.14g/t is attributable to lower grade stockpiles processed.
Ore processed in the September quarter included 1.0Mt of stockpiles at an average head grade of 0.78g/t compared to 1.1Mt of stockpiles at an average head grade of 0.80g/t processed in the June quarter.
All-in cost increased by 12% to US$1,099/oz in the September quarter from US$982/oz in the June quarter due to lower gold sold and higher capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.
Capital expenditure increased by 7% to US$41.5 million in the September quarter from US$38.8 million in the June quarter.
All-in cost for Tarkwa is expected to be US$1,020/oz, above original guidance for 2020 (US$970/oz), mainly as a result of higher royalties on the back of a higher gold price realised and additional COVID-19 costs.
The higher cost guidance is already factored into Group guidance.
Sept
2020
June
%
2020     Variance
Sept
2020
June
%
2020    Variance

Gold Fields Operational
update September quarter
2020
7
Damang
Asanko (Equity accounted Joint Venture)
Sept
June
%
Sept
June
%
2020
2020     Variance
2020
2020     Variance
Gold production increased by 22% to 61,900oz in the September quarter from 50,800oz in the June quarter mainly due to higher yield.
Yield increased by 33% to 1.65g/t in the September quarter from 1.24g/t in the June quarter due to higher grades fed from the Damang Pit
Cutback as the mining transitioned from the Huni Sandstones to the better mineralised lithologies. Mining transitioned through the bulk of the Huni Sandstone during the quarter, with minimal volumes of Huni
Sandstone remaining.
Total tonnes mined decreased by 3% to 7.9Mt in the September quarter from 8.1Mt in the June quarter mainly due to less production days following the change in the production calendar in the June quarter. However, ore tonnes mined increased by 54% to 2.3Mt in the
September quarter from 1.5Mt in the June quarter due to improved equipment availability and mining in exposed ore areas.
Gold mined increased by 61% to 115koz in the September quarter from
71koz in the June quarter due to higher ore tonnes and grade mined.
All-in cost decreased by 36% to US$732/oz in the September quarter from US$1,149/oz in the June quarter mainly due to higher gold sold and lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure.
Sustaining capital expenditure increased by 152% to US$5.3m in the
September quarter from US$2.1m in the June quarter mainly due to expenditure incurred on engineering projects, gravity screens and a
Knelson concentrator. Non-sustaining capital expenditure decreased by
33% to US$1.4m in the September quarter from US$2.1m in the June quarter due to timing of capital expenditure for the second phase of the
Far East Tailings Storage Facility (FETSF) raise.
All figures in table on a 100% basis.
Gold production decreased by 29% to 49,000oz (100% basis) in the
September quarter from 69,000oz (100% basis) in the June quarter mainly due to lower yield and tonnes milled. Yield decreased by 21%
to 1.04g/t in the September quarter from 1.31g/t in the June quarter.
Total tonnes mined increased by 29% to 12.3Mt in the September quarter from 9.5Mt in the June quarter on the back of increased stripping at the Esaase and Akwasiso pits. Ore tonnes mined decreased by 30% to 1Mt in the September quarter from 1.4Mt in the June quarter.
The Nkran Cut 2 west wall failure has forced the team to look for other ore sources and as a result has required the acceleration of stripping activities to expose more ore.
Waste tonnes mined increased by 39% to 11.3Mt in the September quarter from 8.1Mt in the June quarter due to accelerated stripping of the Esaase main pit to expose ore source for Q4. Further updates will be given in the March 2021 quarter after review of the long term plan.
The accelerated stripping to expose new ore sources has significantly increased costs. This increased stripping together with increased exploration activity has resulted in a 35% increase in all-in cost to
US$1,760/oz in the September quarter from US$1,305/oz in the June quarter.
Sustaining capital expenditure decreased by 31% to US$7.0m in the
September quarter from US$10.2m in the June quarter mainly due to timing of expenditure on the TSF raise. Non-sustaining capital expenditure decreased by 3% to US$12.1m in the September quarter from US$12.5m in the June quarter due to timing.
000
Ore mined tonnes
958
1,361 (30)%
000
Waste (Capital) tonnes
3,161
1,680 88%
000
Waste (Operational) tonnes
8,160
6,448 27%
000
Total waste mined tonnes
11,321
8,128 39%
000
Total tonnes mined tonnes
12,279
9,488 29%
Strip ratio waste/ore
11.8
6.0 97%
Grade mined g/t
1.35
1.41 (4)%
Gold mined 000’oz
41.6
61.8 (33)%
000
Tonnes milled tonnes
1,467
1,638 (10)%
Yield g/t
1.04
1.31 (21)%
Gold produced 000’oz
49.0
69.0 (29)%
Gold sold 000’oz
53.9
61.4 (12)%
AISC – revised
interpretation guidance
(WGC November 2018) US$/oz
1,488
1,067 39%
AIC US$/oz
1,760
1,305 35%
Sustaining capital
expenditure US$m
7.0
10.2 (31)%
Non-sustaining
expenditure US$m
12.1
12.5 (3)%
Total capital expenditure US$m
19.1
22.7 (16)%
000
Ore mined tonnes
2,265
1,470        54%
000
Waste (Capital) tonnes
—
—        —%
000
Waste (Operational) tonnes
5,609
6,671      (16)%
000
Total waste mined tonnes
5,609
6,671      (16)%
000
Total tonnes mined tonnes
7,874
8,141       (3)%
Strip ratio waste/ore
2.5
4.5     (44)%
Grade mined g/t
1.57
1.51         4%
Gold mined 000’oz
114.6
71.2       61%
000
Tonnes milled tonnes
1,167
1,277       (9)%
Yield g/t
1.65
1.24       33%
Gold produced 000’oz
61.9
50.8      22%
Gold sold 000’oz
61.9
50.8       22%
AISC – revised
interpretation guidance
(WGC November 2018) US$/oz
710
1,108     (36)%
AIC US$/oz
732
1,149     (36)%
Sustaining capital
expenditure US$m
5.3
2.1      152%
Non-sustaining
expenditure US$m
1.4
2.1      (33)%
Total capital expenditure US$m
6.7
4.2       60%

Gold Fields Operational
update September quarter
2020
8

South America region
Peru
Cerro Corona
000
Ore mined tonnes
000
Waste mined tonnes
000
Total tonnes mined tonnes
Grade mined – gold g/t
Grade mined – copper per cent
Gold mined 000’oz
000
Copper mined tonnes
000
Tonnes milled tonnes
Gold recovery per cent
Copper recovery per cent
Yield – Gold g/t
– Copper per cent
– Combined eq g/t
Gold produced 000’oz
Copper produced tonnes
Total equivalent gold 000’
produced eq oz
000’
Total equivalent gold sold eq oz
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
US$/
AISC eq oz
AIC US$/oz
US$/
AIC eq oz
Sustaining capital
expenditure
Non-sustaining
expenditure
Total capital expenditure

US$m

US$m
US$m
1,700
1,465          16%
2,645
1,116        137%
4,345
2,581         68%
0.87
0.85           2%
0.40
0.44         (9)%
47.5
39.9         19%
6,799
6,417          6%
1,751
1,690          4%
67.1
67.1         —%
87.2
87.7         (1)%
0.56
0.53         6%
0.36
0.38         (5)%
0.90
0.85          6%
30.1
27.4          10%
5,973
6,084         (2)%
50.5
46.3           9%
40.6
52.6       (23)%
271
669        (59)%
953
1,086      (12)%
594
783       (24)%
1,146
1,152         (1)%
5.2
4.4         18%
7.4
3.4       118%
12.6
7.7         64%
Gold equivalent gold production increased by 9% to 50,500oz in the
September quarter from 46,300oz in the June quarter due to higher gold grades processed, together with a higher price factor, resulting from the higher copper price during the September quarter.
Total tonnes mined increased by 68% to 4.3Mt in the September quarter from 2.6Mt in the June quarter due to the increase in the workforce and mining fleet after COVID-19 restrictions were lifted. A waste recovery plan has been implemented, which includes progressive increase of the mining fleet and building an access ramp on the north of the pit to implement an additional mining front in 2021.
Gold yield increased by 6% to 0.56g/t in the September quarter from
0.53g/t in the June quarter due to a 6% increase in gold head grade processed to 0.83g/t in the September quarter from 0.78g/t in the June quarter. The copper yield decreased by 5% to 0.36% in the September quarter from 0.38% in the June quarter on the back of a decrease in copper head grade processed.
All-in cost per gold ounce decreased by 24% to US$594/oz in the
September quarter from US$783/oz in the June quarter driven
by lower operating expenses and the positive impact of inventory movement resulting from higher closing concentrate stocks, partially offset by lower by-product credits, lower gold ounces sold and higher capital expenditure. All-in cost per equivalent ounce decreased by
1% to US$1,146 per equivalent ounce in the September quarter from
US$1,152 per equivalent ounce in the June quarter driven mainly by the positive impact of the inventory movement.
Capital expenditure increased by 64% to US$12.6 million in the
September quarter from US$7.7 million in the June quarter due to increased construction activities at the tailings dam and waste storage facilities following the impact of COVID-19 restrictions in the June quarter.
All-in cost for Cerro Corona is expected to be US$1,120/oz gold equivalent (US$790/oz gold), above original guidance for 2020
(US$830/oz gold equivalent, US$575/oz gold), mainly as a result of lower production on the back of COVID-19 interruptions, additional
COVID-19 costs and additional royalties due to higher metal prices. The higher cost guidance is already factored into Group guidance.
Australia region
St Ives
Underground
000
Ore mined tonnes
000
Waste mined tonnes
000
Total tonnes mined tonnes
Grade mined g/t
Gold mined 000’oz
Surface
000
Ore mined tonnes
000
Surface waste (Capital) tonnes
Surface waste 000
(Operational) tonnes
000
Total waste mined tonnes
000
Total tonnes mined tonnes
Grade mined g/t
Gold mined 000’oz
Strip ratio waste/ore
Total (Underground and
Surface)
000
Total ore mined tonnes
Total grade mined g/t
000
Total tonnes mined tonnes
Total gold mined 000’oz
000
Tonnes milled tonnes
Yield – underground g/t
Yield – surface g/t
Yield – combined g/t
Gold produced 000’oz
Gold sold 000’oz
AISC – revised A$/oz
interpretation guidance
(WGC November 2018) US$/oz
A$/oz
AIC US$/oz
Sustaining capital
A$m
expenditure US$m
Non-sustaining capital
A$m
expenditure US$m
Total capital
A$m
expenditure US$m

467

484         (4)%
161
214       (25)%
628
698       (10)%
5.64
5.46           3%
84.7
85.0          —%
461
791       (42)%
11
1,331      (99)%
1,628
1,970       (17)%
1,639
3,300       (50)%
2,100
4,092       (49)%
1.76
1.21        45%
26.1
30.7       (15)%
3.6
4.2       (15)%
928
1,275       (27)%
3.71
2.82        32%
2,728
4,789       (43)%
110.8
115.6         (4)%
1,122
1,362       (18)%
4.18
4.58       (9)%
1.24
1.06        17%
2.51
2.17        16%
90.5
94.9        (5)%
86.9
103.8       (16)%
1,071
1,353       (21)%
785
878       (11)%
1,149
1,388       (17)%
839
900        (7)%
15.0
26.3       (43)%
11.2
17.0       (34)%
6.7
3.6        86%
4.7
2.3       104%
21.7
29.8       (27)%
15.9
19.3       (18)%
Gold production decreased by 5% to 90,500oz in the September quarter from 94,900oz in the June quarter as an 18% decrease in tonnes milled was partially offset by a 16% increase in yield.
Sept
2020
June
%
2020     Variance
Sept
2020
June
%
2020     Variance

Gold Fields Operational
update September quarter
2020
9
Total tonnes mined at the underground mines decreased by 10% to
628,000t in the September quarter from 698,000t in the June quarter due to less production days in the September quarter compared to the June quarter. During the September quarter the underground development fleet was rationalised and emphasis shifted to ore production.
Total waste tonnes mined in the open pits decreased by 50% to 1.6 Mt in the September quarter from 3.3Mt in the June quarter. Capital waste tonnes decreased by 99% to 11,000t in the September quarter from
1.3Mt in the June quarter, following the conclusion of pre-strip activities at Neptune stage 6 pit early in the September quarter. Operational waste tonnes decreased by 17% to 1.6Mt in the September quarter from
2.0Mt in the June quarter. Year-to-date the open pit production is in line with the planned mining sequence and during Q3 the mining fleet was also utilised to focus on additional progressive rehabilitation. In addition the current quarter had a reduced number of days compared to the previous quarter.
Ore tonnes mined at the open pits decreased by 42% to 461,000t in the
September quarter from 791,000t in the June quarter, with all open pit ore being sourced from Neptune pit stages 5 and 6. Pre-strip activities of Neptune stage 7 pit will commence in November 2020.
Surface mined grade increased by 45% to 1.76g/t in the September quarter from 1.21g/t in the June quarter with high grade ore sourced from Neptune stage 6 pit.
Total tonnes processed decreased by 18% to 1.12Mt in the September quarter from 1.36Mt in the June quarter due to less production days in the September quarter compared to the June quarter and a four day planned mill shutdown to replace liners.
All-in cost decreased by 17% to A$1,149/oz (US$839/oz) in the
September quarter from A$1,388/oz (US$900/oz) in the June quarter due to lower cost of sales before amortisation and depreciation and lower capital expenditure, partially offset by lower gold sold.
Capital expenditure decreased by 27% to A$22 million (US$16 million)
in the September quarter from A$30 million (US$19 million) in the June quarter following the conclusion of Neptune stage 6 pre-strip activities during the September quarter.
Agnew
000
Underground ore mined tonnes
000
Underground waste mined tonnes
000
Total tonnes mined tonnes
Grade mined –
underground

g/t
Gold mined 000’oz
000
Tonnes milled tonnes
Yield g/t
Gold produced 000’oz
Gold sold 000’oz
AISC – revised A$/oz
interpretation guidance
(WGC November 2018)
US$/oz
AIC
A$/oz
US$/oz
Sustaining capital A$m
expenditure
US$m
Non-sustaining capital A$m
expenditure US$m
Total capital
A$m
expenditure
US$m
297
354        (16)%
184
210        (12)%
481
564       (15)%
6.39
5.33         20%
61.0
60.6          1%
334
377        (11)%
5.78
4.83         20%
62.1
58.5          6%
58.4
57.2          2%
1,448
1,723        (16)%
1,039
1,119         (7)%
1,513
1,796        (16)%
1,085
1,167         (7)%
16.8
19.9        (16)%
12.0
12.9         (7)%
3.8
4.2        (10)%
2.7
2.7         —%
20.6
24.0         (14)%
14.7
15.6          (6)%
Gold production increased by 6% to 62,100oz in the September quarter from 58,500oz in the June quarter due to an increase in grade of ore mined and processed.
Total tonnes mined decreased by 15% to 481,000t in the September quarter from 564,000t in the June quarter mainly due to less production days in the September quarter compared to the June quarter.
Mined grade increased by 20% to 6.39g/t in the September quarter from
5.33g/t in the June quarter, with mining of the higher grade Waroonga
North lower and Kath areas continuing, together with improved grades achieved from the New Holland Sheba area.
Tonnes processed decreased by 11% to 334,000t in the September quarter from 377,000t in the June quarter due to less production days in the September quarter compared to the June quarter.
All-in cost decreased by 16% to A$1,513/oz (US$1,085/oz) in the
September quarter from A$1,796/oz (US$1,167/oz) in the June quarter due to lower cost of sales before amortisation and depreciation and lower capital expenditure, as well as increased gold sold.
Capital expenditure decreased by 14% to A$21 million (US$15 million)
in the September quarter from A$24 million (US$16 million) in the June quarter with decreased capital development in the Sheba and Kath areas.
Granny Smith
000
Underground ore mined tonnes
000
Underground waste mined tonnes
000
Total tonnes mined tonnes
Grade mined –
underground g/t
Gold mined 000’oz
000
Tonnes milled tonnes
Yield g/t
Gold produced 000’oz
Gold sold 000’oz
AISC – revised A$/oz
interpretation guidance
(WGC November 2018)
US$/oz
AIC
A$/oz
US$/oz
Sustaining capital
A$m
expenditure
US$m
Non-sustaining capital
A$m
expenditure
US$m
Total capital expenditure
A$m
US$m
405
452         (10)%
180
169          7%
585
621         (6)%
5.63
5.05          11%
73.3
73.5          —%
425
448         (5)%
5.06
4.68         8%
69.1
67.5         2%
62.5
67.4         (7)%
1,342
1,524        (12)%
965
991         (3)%
1,451
1,606        (10)%
1,044
1,043          —%
18.4
23.7        (22)%
13.0
15.5        (16)%
6.8
5.5         24%
4.9
3.5         40%
25.2
29.2        (14)%
17.9
19.0         (6)%
Gold production increased by 2% to 69,100oz in the September quarter from 67,500oz in the June quarter due to higher grades mined and processed.
Grade mined increased by 11% to 5.63g/t in the September quarter from 5.05g/t in the June quarter as high-grade stopes were mined during the quarter, in line with the mining sequence. In addition, higher grade development ore was realised.
All-in cost decreased by 10% to A$1,451/oz (US$1,044/oz) in the
September quarter from A$1,606/oz (US$1,043/oz) in the June quarter due to lower cost of sales before amortisation and depreciation and lower capital expenditure, partially offset by a decrease in gold sold.
Capital expenditure decreased by 14% to A$25 million (US$18 million)
in the September quarter from A$29 million (US$19 million) in the June quarter following the purchase of a replacement underground drill rig in the June quarter.
Non-sustaining capital expenditure increased by 24% to A$7 million
(US$5 million) from A$6 million (US$4 million) in the June quarter due to increased capital development in the Zone 135 area. Stoping activities in this area are scheduled to commence in 2022.
Sept
2020
June
%
2020     Variance
Sept
2020
June
%
2020     Variance

Gold Fields Operational
update September quarter
2020
10

Gruyere
000
Ore mined tonnes
000
Waste (Capital) tonnes
000
Waste (Operational) tonnes
000
Total waste mined tonnes
000
Total tonnes mined tonnes
Grade mined g/t
Gold mined 000’oz
Strip ratio waste/ore
000
Tonnes milled tonnes
Yield g/t
Gold produced 000’oz
Gold sold 000’oz
AISC – revised A$/oz
interpretation guidance
(WGC November 2018) US$/oz
A$/oz
AIC US$/oz
Sustaining capital A$m
expenditure – 50% basis US$m
Non-sustaining capital A$m
expenditure – 50% basis US$m
Total capital expenditure – A$m
50% basis US$m
1,858
2,125
(13)%
5,140
2,879 79%
548
946 (42)%
5,688
3,825 49%
7,546
5,950 27%
1.03
1.06 (3)%
61.4
72.4 (15)%
3.1
1.8
1,889
2,187 (14)%
0.92
1.02 (10)%
55.9
71.9 (22)%
56.8
70.2 (19)%
1,505
1,345 12%
1,076
874 23%
1,518
1,363 11%
1,085
886 22%
12.7
10.8 18%
8.9
7.0 27%
0.3
0.6 (43)%
0.3
0.4 (37)%
13.0
11.4 15%
9.2
7.4 23%
Mine physicals in table on a 100% basis.
Gold production decreased by 22% to 55,900oz in the September quarter from 71,900oz in the June quarter due to decreased ore processed and decreased yield.
Ore tonnes mined decreased by 13% to 1.86Mt in the September quarter from 2.13Mt in the June quarter as mining activity focused on stripping in stages 2 and 3 of the pit.
Yield decreased by 10% to 0.92g/t in the September quarter from
1.02g/t in the June quarter due to the processing of low grade stockpiles together with a decrease in grade of ore from source.
Tonnes processed decreased by 14% to 1.89Mt in the September quarter from 2.19Mt in the June quarter with decreased availability at the processing plant due to less production days in the September quarter compared to the June quarter, combined with an extended planned shutdown to perform a full reline on the SAG mill and crusher. A ball mill bearing failure on restarting the process plant after the shutdown impacted production for a further seven days. A specialist team was mobilised and the root cause of the failure was determined and rectified prior to the installation of a replacement bearing.
All-in cost increased by 11% to A$1,518/oz (US$1,085oz) in the
September quarter from A$1,363/oz (US$886/oz) in the June quarter due to lower gold sold and increased capital expenditure, partially offset by lower cost of sale before amortisation and depreciation.
Capital expenditure (on a 50% basis) increased by 15% to A$13 million
(US$9 million) in the September quarter from A$11 million (US$7 million) in the June quarter with pre-strip activities at the Gruyere pit stage 3 continuing during the quarter.
All-in cost for Gruyere is expected to be A$1,350/oz (US$945/oz), above original guidance for 2020 (A$1,150/oz, US$795/oz), mainly as a result of lower production due to plant downtime resulting from a ball mill motor bearing failure (previously reported on by Gold Road) and mill configuration changes to cater for increased fresh rock processing, higher processing and COVID-19 relating expenditure, as well as additional royalties due to a higher gold price realised. The higher cost guidance is already factored into Group guidance.
Sept
2020
June
%
2020     Variance

Gold Fields Operational
update September quarter
2020
11
UNDERGROUND AND SURFACE
Total Mine
South
South
operations
Africa
Region
America
including
West Africa Region
Region
Australia Region
equity
Ghana
Peru
Australia
accounted
Imperial ounces with metric
Joint
South
Asanko
Cerro
Granny
Gruyere
tonnes and grade
Venture
Deep
Total      Tarkwa      Damang
45%
Corona
Total      St Ives      Agnew
Smith
50%
Tonnes mined
Sept 2020
1,511
341
—
—
—
—
—
1,169
467
297
405
—
(000 tonnes)*
– underground ore
June 2020
Sept 2019
1,506
1,441
215
328
—
—
—
—
—
—
—
—
—
—
1,290
1,113
484
302
354
360
452
451
—
—
Sept 2020
550
25
—
—
—
—
—
525
161
184
180
—
– underground waste June 2020 600 8 — — — — — 593 214 210 169 —
Sept 2019 572 11 — — — — — 561 225 161 175 —
Sept 2020
8,399
—
5,309
2,613
2,265
431
1,700
1,390
461
—
—
929
– surface ore June 2020 8,425 — 5,107 3,024 1,470 612 1,465 1,854 791 — — 1,062
Sept 2019 9,403 — 5,163 3,666 1,000 497 2,070 2,170 1,115 — — 1,055
Sept 2020
10,460
366
5,309
2,613
2,265
431
1,700
3,085
1,090
480
586
929
– total June 2020 10,531 223 5,107 3,024 1,470 612 1,465 3,737 1,489 564 621 1,062
Sept 2019 11,416 339 5,163 3,666 1,000 497 2,070 3,844 1,642 521 626 1,055
Grade mined
Sept 2020
5.9
6.4
—
—
—
—
—
5.8
5.6
6.4
5.6
—
(grams per tonne) June 2020
– underground ore
Sept 2019
5.5
4.9
6.7
5.7
—
—
—
—
—
—
—
—
—
—
5.3
4.7
5.5
3.9
5.3
4.9
5.1
5.1
—
—
Sept 2020
1.3
—
1.5
1.4
1.6
1.4
0.9
1.3
1.8
—
—
1.0
– surface ore June 2020 1.3 — 1.4 1.4 1.5 1.4 0.8 1.1 1.2 — — 1.1
Sept 2019 1.2 — 1.3 1.2 1.6 1.5 1.0 1.2 1.6 — — 0.9
Sept 2020
2.0
5.9
1.5
1.4
1.6
1.4
0.9
3.4
3.7
6.4
5.6
1.0
– total June 2020 1.9 6.5 1.4 1.4 1.5 1.4 0.8 2.8 2.8 5.3 5.1 1.1
Sept 2019 1.6 5.5 1.3 1.2 1.6 1.5 1.0 2.4 2.1 4.9 5.1 0.9
Gold mined
Sept 2020
288.9
69.9
—
—
—
—
—
219.0
84.7
61.0
73.3
—
(000 ounces)* June 2020
– underground ore
Sept 2019
265.8
229.0
46.7
60.2
—
—
—
—
—
—
—
—
—
—
219.1
168.8
85.0
37.8
60.6
56.7
73.5
74.3
—
—
Sept 2020
355.3
—
251.0
117.7
114.6
18.7
47.5
56.8
26.1
—
—
30.7
– surface ore June 2020 339.0 — 232.2 133.2 71.2 27.8 39.9 66.9 30.7 — — 36.2
Sept 2019 371.3 — 217.8 143.1 51.3 23.5 66.8 86.7 56.9 — — 29.8
Sept 2020
644.2
69.9
251.0
117.7
114.6
18.7
47.5
275.8
110.8
61.0
73.3
30.7
– total June 2020 604.8 46.7 232.2 133.2 71.2 27.8 39.9 286.0 115.6 60.6 73.5 36.2
Sept 2019 600.3 60.2 217.8 143.1 51.3 23.5 66.8 255.5 94.7 56.7 74.3 29.8
Ore milled/treated
Sept 2020
1,571
329
—
—
—
—
—
1,242
483
334
425
—
(000 tonnes) June 2020
– underground ore
Sept 2019
1,462
1,458
210
321
—
—
—
—
—
—
—
—
—
—
1,252
1,137
427
366
377
307
448
464
—
—
Sept 2020
6
6
—
—
—
—
—
—
—
—
—
—
– underground waste June 2020 8 8 — — — — — — — — — —
Sept 2019 7 7 — — — — — — — — — —
Sept 2020
8,856
228
5,295
3,468
1,167
660
1,751
1,583
639
—
—
944
– surface ore June 2020 9,757 191 5,849 3,835 1,277 737 1,690 2,028 935 — — 1,094
Sept 2019 8,384 234 5,242 3,437 1,158 648 1,648 1,259 704 — — 555
Sept 2020
10,433
563
5,295
3,468
1,167
660
1,751
2,825
1,122
334
425
944
– total June 2020 11,227 408 5,849 3,835 1,277 737 1,690 3,280 1,362 377 448 1,094
Sept 2019 9,850 563 5,242 3,437 1,158 648 1,648 2,396 1,070 307 464 555
Yield
Sept 2020
5.2
6.1
—
—
—
—
—
4.9
4.2
5.8
5.1
—
(Grams per tonne) June 2020
– underground ore
Sept 2019
4.9
4.7
5.8
5.8
—
—
—
—
—
—
—
—
—
—
4.7
4.4
4.6
3.4
4.8
5.1
4.7
4.7
—
—
Sept 2020
1.1
0.1
1.2
1.1
1.6
1.0
0.9
1.1
1.2
—
—
0.9
– surface ore June 2020 1.1 0.1 1.2 1.2 1.2 1.3 0.9 1.0 1.1 — — 1.0
Sept 2019 1.2 0.2 1.2 1.2 1.3 1.3 1.2 1.2 1.6 — — 0.8
Sept 2020
1.7
3.6
1.2
1.1
1.6
1.0
0.9
2.7
2.5
5.8
5.1
0.9
– combined June 2020 1.6 3.0 1.2 1.2 1.2 1.3 0.9 2.4 2.2 4.8 4.7 1.0
Sept 2019 1.7 3.4 1.2 1.2 1.3 1.3 1.2 2.7 2.2 5.1 4.7 0.8
Gold produced
Sept 2020
260.4
64.3
—
—
—
—
—
196.1
64.9
62.1
69.1
—
(000 ounces)* June 2020
– underground ore
Sept 2019
228.2
219.2
39.2
59.7
—
—
—
—
—
—
—
—
—
—
189.0
159.5
63.0
39.4
58.5
50.4
67.5
69.7
—
—
Sept 2020
315.9
0.6
211.2
127.3
61.9
22.0
50.5
53.5
25.5
—
—
28.0
– surface ore June 2020 341.2 0.6 226.4 144.5 50.8 31.1 46.3 67.9 31.9 — — 35.9
Sept 2019 321.5 1.3 205.1 127.3 49.7 28.1 64.8 50.3 35.7 — — 14.6
Sept 2020
576.3
64.9
211.2
127.3
61.9
22.0
50.5
249.6
90.5
62.1
69.1
28.0
– total June 2020 569.4 39.8 226.4 144.5 50.8 31.1 46.3 256.9 94.9 58.5 67.5 35.9
Sept 2019 540.7 61.0 205.1 127.3 49.7 28.1 64.8 209.8 75.2 50.4 69.7 14.6
Cost of sales before gold
Sept 2020
114
168
—
—
—
—
—
100
88
115
101
—
inventory change and
June 2020
amortisation and depreciation
(dollar per tonne) – underground
Sept 2019
111
125
176
204
—
—
—
—
—
—
—
—
—
—
100
103
97
90
113
140
92
88
—
—
Sept 2020
28
6
32
21
59
42
20
28
39
—
—
19
– surface June 2020 24 9 27 19 45 34 23 18 20 — — 16
Sept 2019 28 2 29 25 34 35 25 39 39 — — —
Sept 2020
41
102
32
21
59
42
20
59
60
115
101
19
– total June 2020 35 98 27 19 45 34 23 49 44 113 92 16
Sept 2019 43 120 29 25 34 35 25 78 57 140 88 —
* Excludes surface material at South Deep.

Gold Fields Operational
update September quarter
2020
12
Certain forward-looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section
21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•   changes in the market price of gold, and to a lesser extent copper and silver;
•   material changes in the value of Rand and non-US Dollar currencies;
•   difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
•   the ability of the Group to comply with requirements that it provide benefits to affected communities;
•   the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
•   court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
•   the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
•   the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
•   the success of the Group’s business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
•   changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
•   supply chain shortages and increases in the prices of production imports;
•   changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
•   the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
•   loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged
Persons in management positions;
•   power cost increases as well as power stoppages, fluctuations and usage constraints;
•   regulation of greenhouse gas emissions and climate change;
•   high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
•   the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
•   the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
•   the occurrence of future acid mine drainage related pollution;
•   geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
•   economic, political or social instability in the countries where Gold Fields operates;
•   downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
•   reliance on outside contractors to conduct some of its operations;
•   ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•   the inability to modernise operations and remain competitive within the mining industry;
•   the effects of regional re-watering at South Deep;
•   the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
•   actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
•   the occurrence of labour disruptions and industrial actions;
•   the adequacy of the Group’s insurance coverage;
•   financial flexibility could be limited by South African exchange control regulations;
•   difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
•   the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
•   the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
•   the identification of a material weakness in disclosure and internal controls over financial reporting;
•   difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
•   liquidity risks in trading ordinary shares on JSE Limited;
•   Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
•   shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.
Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields Operational
update September quarter
2020
13
ADMINISTRATION AND CORPORATE INFORMATION
Corporate Secretary
Anré Weststrate
Tel: +27 11 562 9719
Fax: +086 720 2704
email: anré.weststrate@goldfields.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +086 720 270
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000
Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Toll Free: 866 247 3871 Domestic
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0371 664 0300
If you are outside the United Kingdom please call (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider.
Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to
Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Website
www.goldfields.com
Listings
JSE / NYSE / GFI
CA Carolus
†
(Chair) RP Menell
†
(Deputy Chair) NJ Holland*
•
(Chief Executive Officer) PA Schmidt
•
(Chief Financial Officer) A Andani
#†
PJ Bacchus*
†
TP Goodlace
†
C Letton
^†
P Mahanyele-Dabengwa
•
SP Reid
^†
YGH Suleman
†
^
Australian * British
#
Ghanaian
†
Independent Director
•
Non-independent Director

www.goldfields.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 12 November 2020
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer